SUB-ITEM 77C: Matters Submitted to a Vote of Security Holders

The India Fund, Inc.


Results of the Special Meeting of Stockholders
(unaudited)

      On December 12, 2011, the Special Meeting of
Stockholders of the Fund was held and the following matter was voted upon.

      Proposal 1: To approve a new management
agreement between The India Fund, Inc. and Aberdeen
Asset Management Asia Limited ("Aberdeen Asia"), pursuant to which Aberdeen Asia will become the Fund's new investment manager.

       Number of Shares/Votes

      Voted For            Withheld
      18,569,082           1,987,869